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                             May 25, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corporation
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream
Corporation
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 12, 2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Description of Our Business
       New Business, page 18

   1.                                                   We note that Tristan
Chaudhry and Isaac Nakash are the management team for
                                                        HeyPal which was
developed by Nebula Software Corp, a subsidiary of Clickstream. We further note that
Messrs. Chaudhry and Nakash were executive officers of Rebel
                                                        Blockchain, which was
acquired by Clickstream in March 2021. Please revise to provide a discussion of the
nature of the relationship between the parties prior to and after each transaction including
the positions held, whether negotiations were held on an arm's length basis, and
whether these transactions were related party transactions.
 Frank Magliochetti
ClickStream Corporation
May 25, 2021
Page 2
Compensation of Directors and Executive Officers, page 25

2. We note that pursuant to the Reorganization and Stock Purchase Agreement with Rebel
      Blockchain, Frank Magliochetti, Michael Handelman and Michael O'Hara will be either officers or directors of Rebel Blockchain. We further note that Exhibit E to the Reorganization and Stock Purchase Agreement provides that a portion of the $300,000 secured loan will be used for salaries to the officers and directors of Rebel Blockchain.
      To the extent that any officers or directors of Clickstream will be compensated under this agreement, please revise your executive compensation disclosure.
Notes to Consolidated Financial Statements
Note 11. Subsequent Events, page 60

3. You state in your response to prior comment 1 that even if you assumed all contingent shares are issued to Rebel Blockchain, none of the conditions specified in Rule 8-04(b)
      would exceed 20%. Please provide the calculations that support your conclusions and specifically address how you valued the contingent consideration. Refer to ASC 805-30-
      25-5 to 25-7.
4. We note interim consolidated balance sheet that there were 230,660,625 common shares issued and outstanding at December 31, 2020. According to your disclosures on page
      61, you issued 3,281,070 additional shares subsequent to December 31, 2020. The sum of these two amounts, 233,941,695, does not agree to the disclosures elsewhere where you state that there are 244,421,102 shares of common stock currently outstanding. Please explain the inconsistency and ensure that all issuances subsequent to the date of the most recent balance sheet are appropriately properly disclosed in your subsequent events footnotes. Refer to ASC 855-10-50-2.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202)-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank Magliochetti
                                                            Division of
Corporation Finance
Comapany NameClickStream Corporation
                                                            Office of
Technology
May 25, 2021 Page 2
cc:       David Ficksman
FirstName LastName